Term Sheet To underlying supplement No. 1 dated October 1, 2012, product supplement AZ dated September 28, 2012, prospectus supplement dated September 28, 2012 and prospectus dated September 28, 2012	Term Sheet No. 1647AZ Registration Statement No. 333-184193 Dated November 14, 2012; Rule 433
Deutsche Bank AG
Structured Investments	Deutsche Bank $ Capped Knock-Out Notes Linked to the Hang Seng China Enterprises Index and the Hong Kong Dollar due December 4, 2013
General
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The notes are designed for investors who seek a return at maturity linked to the performance of the Hang Seng China Enterprises Index (the “Index”) adjusted for its exposure to the performance of the Hong Kong Dollar (the “Underlying Currency”) against the U.S. dollar (the “Reference Currency”). The notes do not pay coupons or dividends and investors should be willing to lose a significant portion or all of their initial investment if the Final Level is less than 80.00% of the Initial Level on the Final Valuation Date. If the Final Level is not less than 80.00% of the Initial Level, investors will be entitled to receive a return on their investment equal to the greater of (a) the Underlying Return and (b) the Contingent Return of 0.00%, subject to the Maximum Return of 25.00%. Any Payment at Maturity is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing December 4, 2013†
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof
•	The notes are expected to price on or about November 16, 2012 (the “Trade Date”) and are expected to settle on or about November 21, 2012 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Index:	The Hang Seng China Enterprises Index (Ticker: HSCEI)
Underlying Currency:	Hong Kong dollar (HKD/USD)
Knock-Out Event:
A Knock-Out Event occurs if the Final Level is less than the Initial Level by an amount greater than the Knock-Out Buffer Amount. Therefore, a Knock-Out Event will occur if the Final Level is less than the Knock-Out Level.

Knock-Out Buffer Amount:	20.00%
Knock-Out Level:	80.00% of the Initial Level
Contingent Return:	0.00%
Maximum Return:	25.00%
Payment at Maturity:
•      If a Knock-Out Event has occurred, you will be entitled to receive a cash Payment at Maturity that will reflect the Underlying Return. Accordingly, your Payment at Maturity per $1,000 Face Amount of notes will be calculated as follows:

$1,000 + ($1,000 x Underlying Return)
If a Knock-Out Event has occurred, you will lose a significant portion or all of your investment at maturity.

•      If a Knock-Out Event has not occurred, you will be entitled to receive a cash Payment at Maturity that will reflect the performance of the Index adjusted for its exposure to the Underlying Currency, subject to the Contingent Return and the Maximum Return. Accordingly, the Payment at Maturity per $1,000 Face Amount of notes will be calculated as follows:

$1,000 + ($1,000 x the greater of (i) the Contingent Return and (ii) the Underlying Return, subject to the Maximum Return)
Any Payment at Maturity is subject to the credit of the Issuer.
Underlying Return:	The Underlying Return will be calculated as follows:
Final Level – Initial Level
Initial Level
Initial Level:	The Index closing level on the Trade Date multiplied by the Initial Spot Rate
Final Level:	The Index closing level on the Final Valuation Date multiplied by the Final Spot Rate
Initial Spot Rate:	The Spot Rate on the Trade Date
Final Spot Rate:	The Spot Rate on the Final Valuation Date.
Spot Rate:	The official MID WM Reuters fixing at 4:00 pm London Time, expressed as the number of U.S. dollars per one unit of the Underlying Currency
Trade Date:	November 16, 2012
Settlement Date:	November 21, 2012
Final Valuation Date†:	November 29, 2013
Maturity Date†:	December 4, 2013
Listing:	The notes will not be listed on any securities exchange.
CUSIP/ISIN:	25152RAB9 / US25152RAB96
† Subject to postponement as described in the accompanying product supplement under “Description of Securities — Adjustments to Valuation Dates and Payment Dates.”
Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page 7 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 5 of this term sheet.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying underlying supplement, product supplement, the prospectus supplement and the prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public(1)	Fees(1)(2)	Proceeds to Issuer
Per note	$1,000.00	$10.00	$990.00
Total	$	$	$
(1)  Certain fiduciary accounts will pay a purchase price of $990.00 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2)  Please see "Supplemental Plan of Distribution" in this term sheet for information about fees.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
JPMorgan
Placement Agent
November 14, 2012

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with underlying supplement No. 1 dated October 1, 2012, product supplement AZ dated September 28, 2012, the prospectus supplement dated September 28, 2012 relating to our Series A global notes of which these notes are a part and the prospectus dated September 28, 2012. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying supplement No. 1 dated October 1, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005120/crt_dp33209-424b2.pdf

•	Product supplement AZ dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005095/crt-dp33019_424b2.pdf

•	Prospectus supplement dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

•	Prospectus dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, underlying supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

What Is the Payment at Maturity on the Notes Assuming a Range of Performances for the Index?

The following table illustrates a range of hypothetical Payments at Maturity on the notes. The table and the examples below reflect the Maximum Return of 25.00%, a Contingent Return of 0.00% and a Knock-Out Buffer Amount of 20.00%, and assume a hypothetical Initial Level of 1,300.00 and a Knock-Out Level of 1,040.00, equal to 80.00% of the hypothetical Initial Level.  The results set forth below are for illustrative purposes only. The actual return on the notes will be based on whether or not a Knock-Out Event occurs and on the Underlying Return, both of which will be based on the performance of the Index.  The numbers appearing in the table and examples below have been rounded for ease of analysis.

Hypothetical Final Level	Underlying Return	Return on the Notes	Payment at Maturity
2,600.00	100.00%	25.00%	$1,250.00
2,470.00	90.00%	25.00%	$1,250.00
2,340.00	80.00%	25.00%	$1,250.00
2,210.00	70.00%	25.00%	$1,250.00
2,080.00	60.00%	25.00%	$1,250.00
1,950.00	50.00%	25.00%	$1,250.00
1,820.00	40.00%	25.00%	$1,250.00
1,690.00	30.00%	25.00%	$1,250.00
1,625.00	25.00%	25.00%	$1,250.00
1,560.00	20.00%	20.00%	$1,200.00
1,430.00	10.00%	10.00%	$1,100.00
1,365.00	5.00%	5.00%	$1,050.00
1,300.00	0.00%	0.00%	$1,000.00
1,235.00	-5.00%	0.00%	$1,000.00
1,170.00	-10.00%	0.00%	$1,000.00
1,040.00	-20.00%	0.00%	$1,000.00
975.00	-25.00%	-25.00%	$750.00
910.00	-30.00%	-30.00%	$700.00
780.00	-40.00%	-40.00%	$600.00
650.00	-50.00%	-50.00%	$500.00
520.00	-60.00%	-60.00%	$400.00
390.00	-70.00%	-70.00%	$300.00
260.00	-80.00%	-80.00%	$200.00
130.00	-90.00%	-90.00%	$100.00
0.00	-100.00%	-100.00%	$0.00

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The level of the Index adjusted by its exposure to the performance of the Underlying Currency against the U.S. dollar decreases 10.00% from the Initial Level of 1,300.00 to a Final Level of 1,170.00. Because the Final Level of 1,170.00 is greater than the Knock-Out Level of 1,040.00, a Knock-Out Event has not occurred. Because the Underlying Return of -10.00% is less than the Contingent Return of 0.00%,  the investor receives the Contingent Return and a Payment at Maturity of $1,000.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x 0.00%) = $1,000.00

Example 2: The level of the Index adjusted by its exposure to the performance of the Underlying Currency against the U.S. dollar increases 10.00% from the Initial Level of 1,300.00 to a Final Level of 1,430.00. Because the Final Level of 1,430.00 is not less than the Knock-Out Level of 1,040.00, a Knock-Out Event has not occurred. Because the Underlying Return of 10.00% is greater than the Contingent Return of 0.00%, the investor receives the Underlying Return and a Payment at Maturity of $1,100.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x 10.00%) = $1,100.00

Example 3: The level of the Index adjusted by its exposure to the performance of the Underlying Currency against the U.S. dollar increases 30.00% from the Initial Level of 1,300.00 to a Final Level of 1,690.00. Because the Final Level of 1,690.00 is not less than the Knock-Out Level of 1,040.00, a Knock-Out Event has not occurred. Because the Underlying Return of 30.00% is greater than the Maximum Return of 25.00%, the investor receives the Maximum Return and a Payment at Maturity of $1,250.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x 25.00%) = $1,250.00

Example 4: The level of the Index adjusted by its exposure to the performance of the Underlying Currency against the U.S. dollar decreases 50.00% from the Initial Level of 1,300.00 to a Final Level of 650.00. Because the Final Level of 650.00 is less than the Knock-Out Level of 1,040.00, a Knock-Out Event has occurred. Because the Underlying Return is -50.00%,  the investor receives the Underlying Return and a Payment at Maturity of $500.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x -50.00%) = $500.00

Selected Purchase Considerations

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CAPPED APPRECIATION POTENTIAL – The notes are linked to the performance of the Index adjusted for its exposure to the Underlying Currency and provide the opportunity to receive at least the Contingent Return of 0.00% and to participate in any appreciation of the Index adjusted for its exposure to the Underlying Currency, up to the Maximum Return on the notes of 25.00%, if a Knock-Out Event does not occur.  If a Knock-Out Event has not occurred, you will be entitled to receive a return at maturity equal to the greater of (i) the Contingent Return and (ii) the Underlying Return, subject to the Maximum Return.  If a Knock-Out Event has occurred, you will be entitled to receive at maturity a return on the notes equal to the negative Underlying Return , and you will lose a significant portion or all of your investment in the notes. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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RETURN LINKED TO THE PERFORMANCE OF THE HANG SENG CHINA ENTERPRISES INDEX – The return on the notes, which may be positive or negative, is linked to the performance of the Hang Seng China Enterprises Index. The Hang Seng China Enterprises Index was launched on August 8, 1994 as a market-capitalization weighted index consisting of all the Hong Kong listed H-shares of Chinese enterprises one year after the first H-share company was listed on the Hong Kong Stock Exchange. H-shares are Hong Kong listed shares, traded in Hong Kong dollars, of Chinese state-owned enterprises. This is just a summary of the Hang Seng China Enterprises Index. For more information on the Hang Seng China Enterprises Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The Hang Seng Indices – The Hang Seng China Enterprises Index” in the accompanying underlying supplement No. 1 dated October 1, 2012.

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TAX CONSEQUENCES — In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the notes will be treated for U.S. federal income tax purposes as prepaid financial contracts that are not debt. If this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity), and (ii) your gain or loss on the notes should be capital gain or loss and should be long-term capital gain or loss if you have held the notes for more than one year. The Internal Revenue Service (the “IRS”) or a court might not agree with this treatment, however, in which case the timing and character of income or loss on your notes could be materially and adversely affected.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks underlying the Index or the Underlying Currency.  In addition to those selected risk considerations, you should review the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not guarantee any return of your investment. The return on the notes at maturity is based on whether or not a Knock-Out Event occurs and on the Underlying Return.  If the Final Level is less than the Initial Level by an amount greater than the Knock-Out Buffer Amount of 20.00%, a Knock-Out Event occurs, and your investment will be fully exposed to any decline in the Index adjusted by its exposure to the Underlying Currency. Under these circumstances, you will lose a significant portion or all of your investment in the notes. The Underlying Return will be determined based on the Final Level, which will in turn depend on the performance of the Index adjusted for its exposure to the Underlying Currency. If the Index declines from the Trade Date to the Final Valuation Date or if the U.S. dollar appreciates in value against the Underlying Currency, it will result in a lower Underlying Return and your Payment at Maturity may be adversely affected.

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THE RETURN ON THE NOTES IS LIMITED BY THE MAXIMUM RETURN – If a Knock-Out Event does not occur, you will be entitled to receive at maturity a return reflecting the performance of the Index adjusted for its exposure to the Underlying Currency, subject to the Contingent Return of 0.00% and the Maximum Return of 25.00%.  If a Knock-Out Event occurs, you will be entitled to receive at maturity a return reflecting the decrease in the level of the Index adjusted by its exposure to the Underlying Currency.  Therefore, regardless of whether or not a Knock-Out Event occurs, the maximum Payment at Maturity will be $1,250.00 per $1,000 Face Amount of notes, and you will not benefit from any increase in the level of the Index adjusted by its exposure to the Underlying Currency in excess of 25.00%.  Any Payment at Maturity is subject to our ability to pay our obligations as they become due.

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YOU WILL NOT BE ENTITLED TO THE CONTINGENT RETURN IF A KNOCK-OUT EVENT OCCURS – If the Final Level is less than the Initial Level by an amount greater than the Knock-Out Buffer Amount of 20.00%, you will not be entitled to receive the Contingent Return.  Under these circumstances, your investment will be fully exposed to the decline in the Index during the term of the notes, and you will lose a significant portion or all of your investment.

•	THE NOTES DO NOT PAY COUPONS – Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

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NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising the Hang Seng China Enterprises Index would have.

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THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS —  The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you might not receive the Payment at Maturity owed to you under the terms of the notes.

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THE HONG KONG DOLLAR DOES NOT FLOAT FREELY — Exchange rates of many developed and major emerging economies, including the United States, are currently “floating,” meaning that they are permitted to fluctuate in value relative to other currencies. However, the Hong Kong dollar does not float freely. The exchange rate of the Hong Kong dollar relative to the U.S. dollar is fixed within a narrow range by the Hong Kong Monetary Authority. For as long as the Hong Kong Monetary Authority restricts the Hong Kong dollar from floating relative to the U.S. dollar, the exchange rate between the Hong Kong dollar and the U.S. dollar will not fluctuate by any appreciable amount. If at any time the Hong Kong Monetary Authority permits the Hong Kong dollar to float, the exchange rate between the Hong Kong dollar and the U.S. dollar is likely to move significantly in a very short period of time, which would affect the Underlying Return, and, consequently, the value of your notes.

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THE POTENTIAL CORRELATION AMONG THE INDEX AND UNDERLYING CURRENCY COULD ADVERSELY AFFECT THE VALUE OF THE NOTES - The return on the notes is linked to the performance of the Index  adjusted for its exposure to the Underlying Currency. There may be a high degree of correlation among the Index and Underlying Currency.  Correlation is the extent to which the level of the Index and exchange rate of the Underlying Currency with respect to the U.S. dollar could increase or decrease at the same time.  As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting the Chinese economy than a different investment linked to more broadly diversified indices or currencies.

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THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK — The exchange rate of the Underlying Currency against the U.S. dollar may vary over time, and may vary considerably during the term of the notes. If the U.S. dollar strengthens against the Underlying Currency during the term of the notes, your return will be adversely affected. The relative values of the U.S. dollar and the Underlying Currency are at any moment a result of the supply and demand for such currencies. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the country or countries in which such currency is used, and economic and political developments in other relevant countries. Of particular importance to currency exchange rate risk are:

•	existing and expected rates of inflation;
•	existing and expected interest rate levels;

•	political, civil or military unrest;
•	the balance of payments between the United States and China; and
•	the extent of governmental surpluses or deficits in the United States and China.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the countries represented in the Index, the United States and other countries important to international trade and finance. The exposure to exchange rate risk may result in reduced returns to the Index and have an adverse impact on the value of the notes.

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THE NOTES ARE SUBJECT TO NON-U.S. SECURITIES MARKETS RISK — Because the Index includes component securities that are issued by non-U.S. companies in non-U.S. securities markets, the securities are subject to non-U.S. securities markets risk. Generally, non-U.S. securities markets may be more volatile than U.S. securities markets, and market developments may affect non-U.S. markets differently from U.S. securities markets. Direct or indirect government intervention to stabilize these non-U.S. markets, as well as cross shareholdings in non-U.S. companies, may affect trading prices and volumes in those markets. There is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. Securities prices in non-U.S. countries are subject to political, economic, financial and social factors that may be unique to the particular country. These factors, which could negatively affect the non-U.S. securities markets, include the possibility of recent or future changes in the non-U.S. government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular non-U.S. economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Finally, it will likely be more costly and difficult to enforce the laws or regulations of a non-U.S. country or exchange.

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THE NOTES ARE SUBJECT TO EMERGING MARKETS RISK — The value of the notes is subject to the political and economic risks of emerging market countries by linking to the performance of the Index. The stocks held by the Index include stocks of companies that are located in an emerging market country and whose securities trade on the exchanges of an emerging market country. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Future political changes may adversely affect the economic conditions of an emerging market nation. Political or economic instability could affect the value of the notes and the amount payable to you at maturity.

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IF THE LIQUIDITY OF THE UNDERLYING CURRENCY IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED — Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the Final Spot Rate for the Underlying Currency, and therefore, on the return on your notes. Limited liquidity relating to the Underlying Currency may also result in Deutsche Bank AG, London Branch, as calculation agent, being unable to determine the Underlying Return using its normal means. The resulting discretion by the calculation agent in determining the Underlying Return could, in turn, result in potential conflicts of interest.

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PAST PERFORMANCE OF THE INDEX IS NO GUIDE TO FUTURE PERFORMANCE – The actual performance of the Index over the term of the notes may bear little relation to the historical levels of the Index and may bear little relation to the hypothetical return examples set forth elsewhere in this term sheet. We cannot predict the future performance of the Index or whether the performance of the Index will result in any return of your investment.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the Payment at Maturity described in this term sheet is based on the full Face Amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  Such cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.   As a result, the price at which Deutsche Bank AG (or its affiliates) will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

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LACK OF LIQUIDITY –  The notes will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the notes.  If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – While we expect that,

generally, the level of the Index and the exchange rate of the Underlying Currency relative to the U.S. dollar will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	whether the Final Level is less than Initial Level by an amount greater than the Knock-Out Buffer Amount on the Final Valuation Date;
•	the expected volatility of the Index;
•	the time to maturity of the notes;
•	the dividend rates on the component stocks underlying the Index;
•	interest rates and yields in the market generally;
•	the volatility of the exchange rates between the U.S. dollar and the Hong Kong dollar;
•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates expect to hedge our exposure from the notes by entering into equity, equity derivative, foreign exchange and currency derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Index or Underlying Currency and make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Index or the Underlying Currency on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the changes in the Index or the Underlying Currency. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies relating to the notes.

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WE AND OUR AFFILIATES AND AGENTS, OR JPMORGAN CHASE & CO. AND ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE VALUE OF THE INDEX OR UNDERLYING CURRENCY TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES — We, our affiliates and agents, and J.P. Morgan Chase & Co. and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the notes. We, our affiliates and agents, or J.P. Morgan Chase & Co. and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents, or J.P. Morgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Index and Underlying Currency to which the notes are linked.

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POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. The calculation agent will determine, among other things, whether a Knock-Out Event has occurred, the Final Level, the Underlying Return and the amount that Deutsche Bank AG will pay you at maturity.  The calculation agent will also be responsible for determining whether a market disruption event has occurred. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The determination of a market disruption event or a Knock-Out Event by the calculation agent could adversely affect the amount of payment you receive at maturity.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN – There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are not debt. If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could be materially and adversely affected. In addition, as described above under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates.  The hedging or trading activities of our affiliates on or prior to the Trade Date and the Final Valuation Date could adversely affect the Index or Underlying Currency and, as a result, could decrease the amount you may receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the Hang Seng China Enterprises Index from November 9, 2007 through November 9, 2012 and the historical performance of the Hong Kong dollar based on exchange rates of the Hong Kong dollar with respect to the U.S. dollar (expressed as the number of U.S. dollars per one unit of the Hong Kong dollar) from November 9, 2007 through November 9, 2012. The Index closing level on November 9, 2012 was 10,454.85 and the exchange rate for the Underlying Currency on November 9, 2012 was 0.12902. We obtained the Index closing levels and the exchange rates for the Underlying Currency below from Bloomberg, and we have not participated in the preparation of, or verified, such information.  The daily exchange rates published by Bloomberg may differ from the Spot Rates for the Underlying Currency. We will not use Bloomberg to determine the applicable Spot Rate for the Underlying Currency.

The historical levels of the Index and the historical exchange rates of the Underlying Currency should not be taken as indications of future performance, and no assurance can be given as to the Index closing level or the exchange rate of the Underlying Currency against the U.S. dollar on the Final Valuation Date.  We cannot give you assurance that the performance of the Index or the Underlying Currency will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the notes and will receive a fee from the Issuer that will not exceed $10.00 per $1,000 Face Amount of notes, but will forgo any fees for sales to certain fiduciary accounts.